                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Thornton,                        John                   L.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Ford Motor Company
   F(Common), F.PRB (Series B Pref.)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    August/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                  |            |            |                               |                |6.       |          |
                                  |            |            | 4.                            |5.              |Owner-   |          |
                                  |            |            | Securities Acquired (A) or    |Amount of       |ship     |          |
                                  |            | 3.         | Disposed of (D)               |Securities      |Form:    |7.        |
                                  |            | Transaction| (Instr. 3, 4 and 5)           |Beneficially    |Direct   |Nature of |
                                  |2.          | Code       | ------------------------------|Owned at End    |(D) or   |Indirect  |
1.                                |Transaction | (Instr. 8) |               | (A) |         |of Month        |Indirect |Beneficial|
Title of Security                 |Date        | -----------|     Amount    | or  |  Price  |(Instr. 3       |(I)      |Ownership |
(Instr. 3)                        |(mm/dd/yy)  |  Code  | V |               | (D) |         |and 4)          |(Instr.4)|(Instr. 4)|
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/02/00  |   D(01)| V |    12,989      |  D  |    01    | -0-            |    D    |         |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $0.01 par value     |  08/02/00  |   A(01)| V |    22,707      |  A  |    01    | 22,707         |    D    |         |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/01/00  |   S    |   |     6,000      |  D  | $46.6875 |                |    I    | 02,03   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/02/00  |   P    |   |     6,000      |  A  | $46.25   | -0-            |    I    | 02,03   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/02/00  |   D(01)| V |1.3213925(04)   |  D  |    01    | -0-            |    I    | 02,04   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $0.01 par value     |  08/02/00  |   A(01)| V |2.310877998(04) |  A  |    01    | 2.310877998(04)|    I    | 02,04   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/02/00  |   D(01)| V |3.66259911(05)  |  D  |    01    | -0-            |    I    | 02,05   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $0.01 par value     |  08/02/00  |   A(01)| V |6.535790703(05) |  A  |    01    | 6.535790703(05)|    I    | 02,05   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $1.00 par value     |  08/02/00  |   D(01)| V |45.16(06)       |  D  |    01    | -0-            |    I    | 02,06   |
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                                  |            |        |   |                |     |          |                |         |         |
Common Stock, $0.01 par value     |  08/02/00  |   A(01)| V |79.202536842(06)|  A  |    01    |79.202536842(06)|    I    | 02,06   |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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              |       |        |       |               |                 |                       |        |9.       |10.    |      |
              |       |        |       |               |                 |                       |        |Number   |Owner- |      |
              |       |        |       |               |                 |                       |        |of       |ship   |      |
              |2.     |        |       |               |                 |                       |        |Deriv-   |of     |      |
              |Conver-|        |       | 5.            |                 |7.                     |        |ative    |Deriv- |11.   |
              |sion   |        |       | Number of     |                 |Title and Amount       |        |Secur-   |ative  |Nature|
              |or     |        |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur- |of    |
              |Exer-  |        |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:   |In-   |
              |cise   |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct |direct|
              |Price  |Trans-  |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or |Bene- |
1.            |of     |action  |Code   | of(D)         |(Month/Day/Year) |             |Amount   |ative   |at End   |In-    |ficial|
Title of      |Deriv- |Date    |(Instr | (Instr. 3,    |---------------- |             |or       |Secur-  |of       |direct |Owner-|
Derivative    |ative  |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)    |ship  |
Security      |Secur- |Day/    |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr |(Instr|
(Instr. 3)    |ity    |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)     |4)    |
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              |       |        |     | |       |       |        |        |Common Stock,|         |        |         |       |      |
Ford Stock    |       |        |     | |       |       |        |        |$1.00 par    |         |        |         |       |      |
Equivalents   |   07  | 8/2/00 |D(01)|V|       | 596   |   07   |  07    |value        |    596  |        |   -0-   |   D   |      |
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              |       |        |     | |       |       |        |        |Common Stock,|         |        |         |       |      |
Ford Stock    |       |        |     | |       |       |        |        |$0.01 par    |         |        |         |       |      |
Equivalents   |   07  | 8/2/00 |A(01)|V| 1,042 |       |   07   |  07    |value        |  1,042  |        |  1,042  |   D   |      |
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              |       |        |     | |       |       |        |        |Common Stock |         |        |         |       |      |
Ford Stock    |       |        |     | |       |       |        |        |$1.00 par    |         |        |         |       |      |
Units         |   08  | 8/2/00 |D(01)|V|       | 8,861 |   08   |  08    |value        |  8,861  |        |   -0-   |   D   |      |
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              |       |        |     | |       |       |        |        |Common Stock |         |        |         |       |      |
Ford Stock    |       |        |     | |       |       |        |        |$0.01 par    |         |        |         |       |      |
Units         |   08  | 8/2/00 |A(01)|V| 15,491|       |   08   |  08    |value        | 15,491  |        | 15,491  |   D   |      |
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Explanation of Responses:

01: Pursuant to the recapitalization and merger, effective August 2, 2000, amoung other things, shares of a new class of Ford common stock, par value $0.01 per share ("Common Stock"), and a new class of Ford Class B stock, par value $.01 per share were issued in exchange for Ford common stock, par value $1.00 per share and Ford Class B stock, par value $1.00 per share, respectively, (together with Ford common stock, par value $1.00, "Old Ford Stock"), (the "Exchange"). In connection with the Exchange, shareholders of Old Ford Stock had the right to elect to receive either i) $20 in cash or ii) 0.748175 additional shares of Common Stock, or iii) a combination of $5.174782 in cash and 0.554593 additional shares of Common Stock, for each share of Old Ford Stock owned by the stockholder. The Reporting Person and the other holders disclosed herein made the second election.

02: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

03: The securities reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

04: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
2.310877998 shares of Common Stock, which are beneficially and directly owned by the GS-MSD Select Sponsors, L.P. (the "GS-MSD Fund"). Goldman Sachs is the investment manager of the GS-MSD Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the GS-MSD Fund. The 2.310877998 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents a change in GS Group's proportionate interest in the shares of the Issuer owned by the GS-MSD Fund.

05: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
6.535790703 shares of Common Stock, which are beneficially and directly owned by the Goldman Sachs 1998 Exchange Place Fund, L.P. (the "1998 Exchange Fund"). Goldman Sachs is the investment manager of the 1998 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1998 Exchange Fund. The 6.535790703 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents a change in GS Group's proportionate interest in the shares of the Issuer owned by the 1998 Exchange Fund.

06: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
79.202536842 shares of Common Stock, which are beneficially and directly owned by the Goldman Sachs 1997 Exchange Place Fund, L.P. (the "1997 Exchange Fund"). Goldman Sachs is the investment manager of the 1997 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1997 Exchange Fund. The 79.202536842 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents a change in GS Group's proportionate interest in the shares of the Issuer owned by the 1997 Exchange Fund.

07: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by the Reporting Person. In general, 1,042 of these Ford Stock Equivalents will be converted and distributed to the Reporting Person, without payment, in shares of Common Stock on June 1, 2001.

08: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.



By: s/ Roger S. Begelman                                    September 11, 2000
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      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.